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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SE6
Processing
Section
MAR 05 2018
Washington DC
408

SEC FILE NUMBER
8- 35136

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AVM, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Yamato Road, Suite 300
(No. and Street)

Boca Raton   **Florida**   **33431**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yelena Anuar   561-544-4400
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive   **Chicago**   **Illinois**   **60606-1787**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Yelena Anuar _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AVM, L.P. _____, as

of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

STATE OF FLORIDA
COUNTY OF PALM BEACH

2-23-18

_____
Notary Public

_____
Signature

_____
Chief Financial Officer
Title

ELINA ZAYCHIK
Notary Public - State of Florida
Commission # GG 003503
My Comm. Expires Jul 31, 2020
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Partners of
AVM, L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of AVM, L.P. (the Partnership) as of December 31, 2017 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2014.
Chicago, Illinois
March 1, 2018

Consolidated Statement of Financial Condition

AVM, L.P.
(an Illinois limited partnership)

Consolidated Statement of Financial Condition

December 31, 2017

	(in thousands)
Assets	
Cash and cash equivalents	$ 2,107
Due from brokers and clearing organizations	4,683
Securities purchased under agreements to resell	9,980
Receivables from affiliates	4,794
Furniture, equipment, and software, net	4,190
Other assets	1,109
Total assets	$ 26,863
Liabilities and Partners' Capital	
Liabilities	
Due to brokers and clearing organizations	$ 255
Accrued compensation	976
Accrued expenses	1,389
Payables to affiliates and other	1,397
Capital withdrawals payable	96
Total liabilities	4,113
General Partner	1,576
Class A Limited Partners	21,174
Partners' capital	22,750
Total liabilities and partners' capital	$ 26,863

See accompanying notes to consolidated statement of financial condition.

1. Summary of Significant Accounting Policies

Organization and Business

AVM, L.P. ("AVM") is an institutional broker-dealer trading in U.S. government and other fixed income securities and derivatives. AVM's core business is the provision of introducing broker services to sophisticated, institutional customers. AVM also assists its clients with obtaining access to securities financing (e.g., via repurchase arrangements), and performs collateral management, as well as clearing and other operational services, to certain customers. AVM generally offers brokerage services on a non-discretionary, agency basis and generally does not serve in a principal capacity to its customers (although AVM may act in a riskless principal capacity on certain securities transactions). AVM conducts both its securities and futures interest businesses with other broker-dealers on a fully disclosed basis. AVM is registered with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). AVM is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Preparation

The consolidated statement of financial condition includes the accounts of AVM and AVM Financial Limited ("AVM Financial"), AVM's wholly-owned subsidiary (collectively, the "Partnership"). AVM Financial is a broker-dealer located in the United Kingdom and is registered with the Financial Conduct Authority ("FCA"). AVM Financial provides AVM with a presence in the European markets and the ability to provide investor relations services to AVM's European customers. All intercompany balances and transactions are eliminated in consolidation. The functional currency of AVM Financial is U.S. dollars.

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and is stated in U.S. dollars.

Cash and Cash Equivalents

Cash includes cash held at banks and brokers. The amount held, at times, may exceed the amount of insurance coverage provided by the Federal Deposit Insurance Corporation. The Partnership considers all highly liquid investments with a maturity of three months of less, including money market funds, to be cash equivalents. Cash equivalents are recorded at fair market value. At December 31, 2017, the Partnership's cash equivalent balance was invested in overnight money market funds in the Goldman Sachs Financial Square Treasury Obligations Fund and was valued at approximately $321,000 based on reported net asset value.

Due from/to Brokers and Clearing Organizations

Due from brokers and clearing organizations consists of cash and deposits of $3,693,000 held at these organizations as well as receivables for unsettled trades. Due to brokers and clearing organizations consists of balances payable to other brokers in the ordinary course of business.

Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") are treated as collateralized financing transactions and are recorded at their

contracted resale or repurchase amounts plus accrued interest. The securities underlying the reverse repurchase agreements include U.S. Treasury and agency obligations and mortgage-backed securities.

In a reverse repurchase agreement, it is the policy of the Partnership to obtain possession or control of collateral with a market value equal to or in excess of the amounts purchased under agreements to resell. To ensure the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required by contractual provisions.

Furniture, Equipment, and Software, net

Furniture, equipment, and software, are stated at cost and depreciated over estimated useful lives of three to seven years using a straight-line method. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the term of the lease using a straight-line method. AVM capitalizes the qualifying costs incurred during the application development phase for internally developed software. Such internally developed software is amortized on a straight-line basis over the estimated useful life of three years beginning when such software is placed into service.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying consolidated statement of financial condition, as individual partners are responsible for their proportionate share of the Partnership's taxable income. Interest and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

Regarding AVM Financial, a provision is made for corporate tax at the current statutory rates on the excess of taxable income over allowable expenses. Deferred taxation is provided on all timing differences that have originated but not reversed by the balance sheet date other than those differences regarded as permanent. An asset is not recognized to the extent that the transfer of economic benefits in the future is not deemed to be more likely than not. Any deferred tax assets and liabilities recognized are provided at the average rate of tax expected to apply when the asset or liability settles and are not discounted. As of December 31, 2017, there are no deferred tax assets or liabilities to be recorded in the consolidated statement of financial condition.

The Partnership recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Partnership measures the tax benefit as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. The Partnership is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. As of December 31, 2017, there was no impact to the consolidated statement of financial condition relating to accounting for uncertainty in income taxes.

Capital Withdrawals

Capital withdrawals are recognized as liabilities when the amounts for withdrawals become fixed and determinable and are to be paid within the month following the date of the consolidated statement of financial condition.

Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Pronouncement

On February 25, 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, "Leases". The main difference between existing lease accounting guidance and the updated standard is that operating leases will now be recorded as assets and liabilities in the consolidated statement of financial condition. The new standard will be effective for non-public entities beginning on January 1, 2020; however, early adoption is permitted. The Partnership is currently evaluating the impact on its consolidated financial statements upon adoption of this new standard.

2. Significant Risk Factors

In the normal course of business, the Partnership enters into transactions in various financial instruments. The Partnership's financial instruments are subject to, but are not limited to, the following risks:

Credit Risk

Credit risk represents the potential loss that the Partnership would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Partnership. The Partnership minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

The Partnership has an agreement with the Bank of New York Mellon Corporation to provide clearing and custodian services while carrying the Partnership's account as a customer. The Partnership clears substantially all of its trades under a fully disclosed clearing agreement with Pershing LLC ("Pershing") and has prime brokerage agreements with Citigroup Capital Markets Inc.

In the normal course of its activities, the Partnership may be required to pledge cash or investments as collateral, whereby the counterparties have the right, under the terms of the trading agreements, to repledge or sell the securities if the Partnership is unable to meet its margin requirements.

Liquidity Risk

Liquidity risk represents the possibility that the Partnership may not be able to sell its positions in times of low trading volume, high volatility or financial stress at a reasonable price.

Currency Risk

The Partnership is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies, primarily British Pounds, may change in a manner which has an adverse effect on the reported value of the Partnership's assets and liabilities denominated in currencies other than the U.S. dollar.

Political Risk

The Partnership is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Partnership's business.

3. Partnership Agreement

At December 31, 2017, the Partnership consists of a general partner, AVM Associates, LLC, a Florida limited liability company which holds a 1% partnership interest, and Class A limited partnership interests.

4. Furniture, Equipment, and Software, net

Furniture, equipment, and software are as follows:

December 31, 2017

	(in thousands)
Computer hardware and software	$ 5,529
Furniture and fixtures	741
Leasehold improvements	2,756
	9,026
Less accumulated depreciation and amortization	(4,836)
Furniture, equipment and software, net	$ 4,190

Computer hardware and software includes both purchased software and internally developed software. At December 31, 2017, capitalized costs relating to internally developed software were $3,224,000, of which $2,212,000 was placed into service. At December 31, 2017, accumulated amortization for internally developed software was $1,001,000 and is included in furniture, equipment, and software, net on the consolidated statement of financial condition.

Notes to Consolidated Statement of Financial Condition

5. Reverse Repurchase Agreements

In January 2017, the Partnership unwound its securities purchased under agreement to resell and securities sold under agreements to repurchase ("repurchase agreements") that had previously been entered into on a "match-book" basis whereby the terms and underlying securities subject to both the repurchase and reverse repurchase agreements are substantially similar.

The reverse repurchase agreements, which are recorded at resell amounts plus accrued interest, approximate their fair values due to the short-term nature of the agreements.

The Partnership enters into reverse repurchase agreements to earn interest on excess cash. At December 31, 2017, the Partnership held securities with a fair value of approximately $9,990,000 related to its reverse repurchase agreements.

At December 31, 2017, the interest rates at which such agreements were executed ranged from approximately 1.11 percent to 1.75 percent, and the maturities of the repurchase and reverse repurchase agreements ranged from 1 day to 14 days.

The Partnership has master repurchase agreements that allow the Partnership to offset amounts owed to a counterparty with amounts owed from the same counterparty, including any collateral, in the event the counterparty defaults. The Partnership does not offset its assets and liabilities and presents items subject to such arrangements on a gross basis in the consolidated statement of financial condition.

6. Related Party Transactions

The amounts relating to affiliated transactions, as disclosed on the consolidated statement of financial condition are as follows:

As of and for the year ended December 31, 2017

	(in thousands)
Receivables from affiliates	$ 4,794
Payables to affiliates and other	1,397

The Partnership is party to an agreement with its affiliate, III Capital Management, and a third party selling agent that, among other things, documents an arrangement to pay sales commissions in respect of interests in funds managed by III Capital Management (the "III Funds"). Per the terms of this agreement, the third party selling agent provides certain services to III Capital Management relating to the management and oversight of various sales agents that assist in introducing potential investors in the III Funds to III Capital Management. The Partnership serves as one such sales agent. III Capital Management pays fees to the third party selling agent, which are determined based on a portion of incentive and management fees charged to the III Funds. The third party selling agent then pays fees to the Partnership out of the total fees received by the selling agent from III Capital Management, which are determined based on a percentage of incentive and management fees charged to the III Funds that are associated with fund placements facilitated by the Partnership. The related receivable as of December 31, 2017 was $4,172,000 and is included in receivables from affiliates.

In February 2016, the Partnership, subject to a promissory note maturing in February of 2017, lent one of its Principals (also a beneficial owner of the Partnership and the general partner of the Partnership)

$600,000 at a rate of 4% per year. Upon the maturity of the promissory note, the Principal paid down the interest due and a new loan was issued in the amount of $600,000 at a rate of 4% per year, maturing in February of 2018. As of December 31, 2017 the loan receivable plus accrued interest totaled $622,000 and was included in receivables from affiliates balances. The loan was due in February 2018.

In February 2018, in conjunction with the loan maturing, the Principal paid down $200,000 of the principal amount and a new loan was issued in the amount of $400,000 at a rate of 4% per year. The loan is due in February 2019. The loans are collateralized by the Principal's ultimate capital interest in the Partnership and the Partnership's general partner, as well as certain interests in III Capital Management and an investment fund managed by III Capital Management.

Payables to affiliates and other represent cash received from certain members of the general partner, which is available to these members upon demand.

7. Financial Instruments with Off-Balance Sheet Risk

The Partnership does not currently anticipate nonperformance by customers or counterparties and has implemented procedures to monitor its market exposure and counterparty risks. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

8. Commitments

The Partnership has obligations under operating leases for office space. One lease term is in excess of one year and all others are for one year or less. Approximate aggregate annual rentals are listed below:

	(in thousands)
2018	$ 489
2019	472
2020	527
2021	539
Total future minimum payments (a)	$ 2,027

    (a) Minimum rental payments have not been reduced by aggregate minimum sublease rentals of approximately $164,000 due in the future under non-cancelable subleases.

Certain office space rental agreements contain renewal options and escalation clauses.

The Partnership has an arrangement with Pershing which, among other things, provides a line of credit collateralized by securities and bears interest at floating rate. For the year ended December 31, 2017, the Partnership had no borrowings under this arrangement.

In the normal course of business, the Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

AVM, L.P.
(an Illinois limited partnership)

Notes to Consolidated Statement of Financial Condition

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements. The profit-sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $54,000 or 25 percent of eligible employee compensation.

Pending Litigation

On June 3, 2016, the Partnership received a civil summons from the US District Court for the Southern District of Florida to an alleged breach of a non-disclosure agreement entered into in 2009. The complaint relates to a potential service provider to the Partnership and not to a client of the Partnership or to the Partnership's trading activities. The Partnership was successful in dismissing several counts of the original complaint and was successful in disposing of the rest of the case on a motion for summary judgment. The order granting the Partnership's motion for summary judgment was issued on January 10, 2018. The plaintiff in the case filed a notice of appeal on February 9, 2018. It is not yet clear whether the plaintiff will pursue an appeal. The Partnership believes that the appeal, if pursued, is without merit.

9. Regulatory Net Capital Requirements

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2017, the Partnership's net capital and net capital requirement are approximately $11,182,000 and $250,000, respectively.

Advances to affiliates and Equity withdrawals of the Partnership are subject to certain notifications and other provisions of the rules of the SEC and other Regulatory authorities.

10. Consolidated Subsidiary

The following is a summary of certain financial information of the Partnership's consolidated subsidiary:

December 31, 2017	AVM Financial Limited
	(in thousands)
Total assets	$ 612
Shareholder's equity	499

The shareholder's equity of AVM Financial of $499,000 is not included as capital in the computation of the Partnership's net capital, because under applicable regulations, an attorney's opinion is required stating that the assets could be distributed to the broker-dealer within 30 days. As the subsidiary's net assets would not have a material effect on the Partnership's computation of net capital pursuant to Rule 15c3-1, it is not cost beneficial at this time to pursue such inclusion.

AVM, L.P.
(an Illinois limited partnership)

Notes to Consolidated Statement of Financial Condition

11. Subsequent Events

The Partnership evaluated all events that occurred through the date the consolidated statement of financial condition was available to be issued. During the period, the Partnership did not have any subsequent events requiring recognition or disclosure in the consolidated statement of financial condition.

AVM, L.P.
(an Illinois limited partnership)
Consolidated Statement of
Financial Condition
December 31, 2017

AVM, L.P.
(an Illinois limited partnership)

Consolidated Statement of Financial Condition
December 31, 2017